                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
             -------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 4, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1

         ESL Partners, L.P., a Delaware limited partnership
         22-2875193
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
 2


--------------------------------------------------------------------------------
         SEC USE ONLY
 3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS
 4
            WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [ ]
 5

            N/A
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
                                 7
                                                9,852,046
       NUMBER OF               -------------------------------------------------
        SHARES                              SHARED VOTING POWER
     BENEFICIALLY                8
       OWNED BY                                 0
         EACH                  -------------------------------------------------
      REPORTING                             SOLE DISPOSITIVE POWER
        PERSON                   9
         WITH                                   9,852,046
                               -------------------------------------------------
                                            SHARED DISPOSITIVE POWER
                                10
                                                0
--------------------------------------------------------------------------------
                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON
          11
                                17,509,900
--------------------------------------------------------------------------------
                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES                        [ ]
          12
                                N/A
--------------------------------------------------------------------------------
                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13
                                11.70%(1)
--------------------------------------------------------------------------------

          14                TYPE OF REPORTING PERSON

                                     PN
--------------------------------------------------------------------------------



(1) Based on 149,630,668 shares of Common Stock issued and outstanding as of March 22, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 30, 1999.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1

         ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
 2


--------------------------------------------------------------------------------
         SEC USE ONLY
 3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS
 4
            WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [ ]
 5

            N/A
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Bermuda
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
                                 7
                                                2,293,874
       NUMBER OF               -------------------------------------------------
        SHARES                              SHARED VOTING POWER
     BENEFICIALLY                8
       OWNED BY                                 0
         EACH                  -------------------------------------------------
      REPORTING                             SOLE DISPOSITIVE POWER
        PERSON                   9
         WITH                                   2,293,874
                               -------------------------------------------------
                                            SHARED DISPOSITIVE POWER
                                10
                                                0
--------------------------------------------------------------------------------
                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON
          11
                                17,509,900
--------------------------------------------------------------------------------
                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES                        [ ]
          12
                                N/A
--------------------------------------------------------------------------------
                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13
                                11.70%(1)
--------------------------------------------------------------------------------

          14                TYPE OF REPORTING PERSON

                                     CO
--------------------------------------------------------------------------------

(1) Based on 149,630,668 shares of Common Stock issued and outstanding as of March 22, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 30, 1999.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1

         ESL Institutional Partners, L.P., a Delaware limited partnership
         06-1456821
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
 2


--------------------------------------------------------------------------------
         SEC USE ONLY
 3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS
 4
            WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [ ]
 5

            N/A
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
                                 7
                                                314,155
       NUMBER OF               -------------------------------------------------
        SHARES                              SHARED VOTING POWER
     BENEFICIALLY                8
       OWNED BY                                 0
         EACH                  -------------------------------------------------
      REPORTING                             SOLE DISPOSITIVE POWER
        PERSON                   9
         WITH                                   314,155
                               -------------------------------------------------
                                            SHARED DISPOSITIVE POWER
                                10
                                                0
--------------------------------------------------------------------------------
                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON
          11
                                17,509,900
--------------------------------------------------------------------------------
                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES                        [ ]
          12
                                N/A
--------------------------------------------------------------------------------
                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13
                                11.70%(1)
--------------------------------------------------------------------------------

          14                TYPE OF REPORTING PERSON

                                     PN
--------------------------------------------------------------------------------



(1) Based on 149,630,668 shares of Common Stock issued and outstanding as of March 22, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 30, 1999.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1

         Acres Partners, L.P. a Delaware limited partnership
         06-1458694
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
 2


--------------------------------------------------------------------------------
         SEC USE ONLY
 3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS
 4
            WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [ ]
 5

            N/A
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
                                 7
                                                5,049,825
       NUMBER OF               -------------------------------------------------
        SHARES                              SHARED VOTING POWER
     BENEFICIALLY                8
       OWNED BY                                 0
         EACH                  -------------------------------------------------
      REPORTING                             SOLE DISPOSITIVE POWER
        PERSON                   9
         WITH                                   5,049,825
                               -------------------------------------------------
                                            SHARED DISPOSITIVE POWER
                                10
                                                0
--------------------------------------------------------------------------------
                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON
          11
                                17,509,900
--------------------------------------------------------------------------------
                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES                        [ ]
          12
                                N/A
--------------------------------------------------------------------------------
                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13
                                11.70%(1)
--------------------------------------------------------------------------------

          14                TYPE OF REPORTING PERSON

                                     PN
--------------------------------------------------------------------------------


(1) Based on 149,630,668 shares of Common Stock issued and outstanding as of March 22, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 30, 1999.

Item 1.  Security and Issuer.

    This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $.01 par value per share (the "Shares"), of AutoZone, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 123 South Front Street, Memphis, Tennessee 38103.

Item 2.  Identity and Background.

    (a) The names of the persons filing this Statement are ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., and Acres Partners, L.P.

    (b) The principal business addresses of ESL Partners, L.P., ESL Institutional Partners, L.P., and Acres Partners, L.P. is One Lafayette Place, Greenwich, CT 06830. The principal business addresses of ESL Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

    (c) This Statement is filed on behalf of a group consisting of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), and Acres Partners, L.P., a Delaware limited partnership ("Acres"). The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM") is the general partner of Institutional. Investments is the general partner of Acres. In the aforementioned capacities, ESL, Limited, Institutional and Acres each may be deemed to be the beneficial owner of the shares of AutoZone, Inc. common stock beneficially owned by the other members of the group.

    The principal business of ESL, Limited, Institutional and Acres is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited. The principal business of RBSIM is serving as the investment manager of Institutional. Edward S. Lampert's principal business is serving as the Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM. E.J. Bird's principal business is service as Vice President, Treasurer and Secretary of Investments.

    (d) and (e) During the past five years, none of the foregoing entities has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

    (f) ESL Partners, L.P., ESL Institutional Partners, L.P., and Acres Partners, L.P. are citizens of Delaware and ESL Limited is a citizen of Bermuda.

Item 3.  Source and Amount of Funds or Other Consideration.

    The total amount of funds required by Limited for the purchase of 712,831 Shares was approximately $20,761,093 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 20,369 Shares was approximately $594,861 and was obtained from working capital. The total amount of funds required by Acres for the purchase of 362,500 Shares was approximately $10,458,796 and was obtained from working capital.

Item 4.  Purpose of Transaction.

    ESL, Limited, Institutional and Acres acquired the Shares in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. ESL, Limited, Institutional and Acres have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

    ESL, Limited, Institutional and Acres reserve the right to acquire additional Shares, to dispose of such Shares at any time, or to formulate other purposes, plans or proposals regarding the Issuer or the Shares, to the extent deemed advisable in light of their general investment policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

    (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional and Acres, dated as of June 4, 1999 (attached hereto as Exhibit 1 and incorporated herein by reference), each of ESL, Limited, Institutional and Acres may be deemed to beneficially own 17,509,900 Shares (which is approximately 11.70% of the Shares outstanding on March 22, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 30, 1999).

    (b)

                                            Sole              Shared            Sole             Shared
                                            Voting            Voting            Dispositive      Dispositive
                                            Power             Power             Power            Power
                                            ----------------------------------------------------------------
ESL Partners, L.P.                          9,852,046             0             9,852,046            0
ESL Limited                                 2,293,874             0             2,293,874            0
ESL Institutional Partners, L.P.              314,155             0               314,155            0
Acres Partners, L.P.                        5,049,825             0             5,049,825            0

    (c) In the past sixty days, there were no transactions in the Shares by ESL. In the past sixty days, the only transactions in the Shares by Limited were the purchase of (i) 38,508 Shares on May 17, 1999 for a purchase price per share of $30.73, (ii) 4,850 Shares on May 18, 1999 for a purchase price per share of $31.10, (iii) 328,413 Shares on May 27, 1999 for a purchase price per share of $29.20, (iv) 291,060 Shares on May 28, 1999 for a purchase price per share of $28.98, and (v) 50,000 Shares on June 1, 1999 for a purchase price per share of $28.08. In the past sixty days, the only transactions in the Shares by Institutional were the purchase of (i) 1,192 Shares on May 17, 1999 for a purchase price per share of $30.73, (ii) 150 Shares on May 18, 1999 for a purchase price per share of $31.10, (iii) 10,087 Shares on May 27, 1999 for a purchase price per share of $29.20, and (iv) 8,940 Shares on May 28, 1999 for a purchase price per share of $28.98. In the past sixty days, the only transactions in the Shares by Acres were the purchase of (i) 150,000 Shares on May 28, 1999 for a purchase price per share of $28.98, (ii) 50,000 Shares on June 1, 1999 for a purchase price per share of $28.08, (iii) 62,500 Shares on June 2, 1999 for a purchase price per share of $28.87, and (iv) 100,000 Shares on June 3, 1999 for a purchase price per share of $29.04.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Except as set forth in Item 5 hereof, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional and Acres or any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

    Exhibit 1. Joint Filing Agreement, dated as of June 4, 1999, entered into by and among ESL, Limited, Institutional and Acres.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 4, 1999

                           ESL PARTNERS, L.P.

                           By:    RBS Partners, L.P., its general partner
                           By:    ESL Investments, Inc., its general partner

                                  By:        /s/ EDWARD S. LAMPERT
                                     -------------------------------------------
                                             Edward S. Lampert
                                             Chief Executive Officer

                           ESL LIMITED

                           By:    ESL Investment Management, LLC,
                                  its investment manager

                                  By:        /s/ EDWARD S. LAMPERT
                                     -------------------------------------------
                                             Edward S. Lampert
                                             Managing Member

                           ESL INSTITUTIONAL PARTNERS, L.P.

                           By:    RBS Investment Management, LLC,
                                  its general partner

                                  By:        /s/ EDWARD S. LAMPERT
                                     -------------------------------------------
                                             Edward S. Lampert
                                             Managing Member

                           ACRES PARTNERS, L.P.

                           By:    ESL Investments, Inc., its general partner

                                  By:        /s/ EDWARD S. LAMPERT
                                     -------------------------------------------
                                             Edward S. Lampert
                                             Chief Executive Officer

                                    EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of June 4, 1999, entered into by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., and Acres Partners, L.P.